EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION ANNOUNCES NEW APPOINTMENTS

TORONTO, ONTARIO (June 4, 2004) Mr. Philip Orsino, the President and Chief Executive Officer of Masonite International Corporation is pleased to announce the following appointments.

Mr. Robert Tubbesing, B.B.A., C.A., has assumed the newly created position of Executive Vice President — Finance. Mr. Tubbesing was previously the Chief Financial Officer and has been with the Company since 1988.

Mr. Paul Bernards, M.B.A., C.A., C.P.A., has assumed the position of Executive Vice President and Chief Financial Officer. Mr. Bernards was previously Vice President and Corporate Controller and has been with the Company since 1989.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 75 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

For more information contact:

Mr. Harley Ulster
Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario
L4W 1J2
(905) 670-6500
www.masonite.com